15045359

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 18 2015 Wash., DC 201

SEC FILE NUMBER
8- 53544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blackhill Advisors, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2651 N. Harwood St., Suite 120
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Latimer III 214-382-3750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) Texas (State) 75231 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/19/15

OATH OR AFFIRMATION

I, James R. Latimer III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blackhill Advisors, L.P., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHELSEA DANIELLE MOCIO
Notary Public, State of Texas
My Commission Expires
August 21, 2018

Signature

CEO
Title

2/13/15
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKHILL ADVISORS, LP

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Partner
Blackhill Advisors, LP

We have audited the accompanying statement of financial condition of Blackhill Advisors, LP (the "Partnership") as of December 31, 2014, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackhill Advisors, LP as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The Supplemental Information is the responsibility of the Partnership's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 13, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

BLACKHILL ADVISORS, LP
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	104,705
Prepaid Expenses		69,607
Total Assets	$	174,312

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Accounts Payable and Accrued Expenses	$	10,982
Total Liabilities		10,982
Partners' Capital		163,330
Total Liabilities and Partners' Capital	$	174,312

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Income
For the Year Ended December 31, 2014

Revenues		
Fees	$	1,843,486
Other		--
Total revenues		1,843,486
Expenses		
Consulting fees		1,576,989
Professional fees		30,975
Occupancy		7,200
Other operating expenses		223,468
Total expenses		1,838,632
Net income before taxes		4,854
State income tax expense		--
Net Income	$	4,854

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2014

	General Partner	Limited Partner	Total
Beginning balance, January 1, 2014	$ 1,585	$ 156,891	$ 158,476
Net income	49	4,805	4,854
Ending balance, December 31, 2014	$ 1,634	$ 161,696	$ 163,330

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Year Ended December 31, 2014

Balance, at January 1, 2014	$	--
Increases		--
Decreases		--
Ending, at December 31, 2014	$	--

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net income	$	4,854
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Increase in prepaid expenses		(4,838)
Decrease in accounts payable and accrued expenses		(5,370)
Net cash provided (used) by operating activities		(5,354)
Cash flows from investing activities:		
Net cash provided (used) by investing activities		--
Cash flows from financing activities:		
Net cash provided (used) by financing activities		--
Net decrease in cash		(5,354)
Cash at beginning of period		110,059
Cash at end of period		104,705
Supplemental schedule of cash flow information		
Cash paid during the period for:		
Interest	$	--
Income taxes	$	--

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization

Blackhill Advisors, LP (the "Partnership") was organized on August 1, 2000 as a Texas limited partnership. The Partnership agreement provides that the Partnership terminates in the year 2025 unless otherwise terminated.

The Partnership is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rue 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership's office is located in Dallas, Texas. Its income is derived from consulting and business brokerage.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

No provision for Federal income taxes is required since the partners report their proportionate share of Partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionally allocated to the partners based upon their ownership interests.

The state of Texas requires enterprises to pay a tax based on their taxable margin. The taxable margin is the lesser of: (a) 70% of revenue or (b) 100% of revenue less (i) the cost of goods sold or (ii) compensation. Such tax is accounted for as an income tax for financial statement purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Partnership's federal and state income tax returns are subject to examination by taxing authorities over various statutes of limitations generally three to five years from the date of filing.

Allocation of Income and Loss

Except for certain events provided for in the Partnership agreement, income or loss of the Partnership is generally allocated 99% to the limited partner and 1% to the general partner.

Management Powers

The general partner is responsible for management of the Partnership including the timing and amount of all distributions to the partners.

Limited Liability

Except as otherwise provided by law, the Partnership agreement provides that the limited partner shall not be personally liable for obligations of the Partnership.

Revenue Recognition

Revenue form consulting and business brokerage is recognized upon performance of the services.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2014, the Partnership had net capital of approximately $93,723 and net capital requirements of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.12 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Related Party Transactions

The Partnership incurred expenses for office rent of $7,200, technology services of $1,800, administrative fees of $100,000, and consulting fees of $1,317,231 during 2014 which were paid to related entities.

Note 5 - Major Customers

During 2014, 89% of the Partnership's revenues was generated from two sources.

Note 6 - Credit Risk

At December 31, 2014, and at various times throughout the year, the Partnership may have had cash balances in excess of federally insured limits.

Note 7 - Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Partnership's year ending December 31, 2017. The Partnership is currently assessing the potential impact of this ASU on its financial statements.

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities and Exchange Act of 1934

As of December 31, 2014

Schedule I

BLACKHILL ADVISORS, LP
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2014

Computation of Net Capital

Total ownership equity qualified for net capital			$	163,330
Add:				
Other deductions or allowable credits				--
Total capital and allowable subordinated liabilities				163,330
Deductions and/or charges:				
Non-allowable assets:				
Prepaid expense	$	69,607		(69,607)
Net capital before haircuts on securities positions				93,723
Haircuts on securities (computed, where applicable, Pursuant to Rule 15c3-1(f))				--
Net Capital			$	93,723

Aggregate Indebtedness

Accrued expenses	$	10,982
Total aggregate indebtedness	$	10,982

Schedule I (Continued)

BLACKHILL ADVISORS, LP
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2014

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	732
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	88,723
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	87,723
Ratio: Aggregate indebtedness to net capital		0.12 to 1

There are no material differences in the computation of net capital under Rule 15c3-3 from the Partnership's computation; therefore, no reconciliation is deemed necessary.

Schedule II

BLACKHILL ADVISORS, LP
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

Exemptive Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which business is limited to consulting and business brokerage.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Managing Partner
Blackhill Advisors, LP

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Blackhill Advisors, LP identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Blackhill Advisors, LP claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and *(b)* Blackhill Advisors, LP stated that Blackhill Advisors, LP met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. Blackhill Advisors, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blackhill Advisors, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
February 13, 2015

Blackhill

Blackhill Advisors, LP
2651 N. Harwood St.
Suite 120
Dallas, Texas 75201

tel: 214.382.3750
fax: 214.382.3755

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

I, James R. Latimer III, Managing Director and Chief Executive Officer of Blackhill Advisors, LP, do hereby certify and attest that, to the best of my knowledge and belief the following statement is true and correct:

Blackhill Advisors, LP is exempt under the provisions §240.15c3-3(k)(2)(i) and that it meets the identified exemption provision by transmitting all customer funds and delivering all securities received in connection with its activities as a broker or dealer, and effectuating all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Blackhill Advisors, LP" and that it met this exemption provision throughout the period of June 1, 2014 to December 31, 2014 without exception.

Blackhill Advisors, LP

James R. Latimer III
February 13, 2015

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required by SEC Rule 17a-5

Year Ended December 31, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE SIPC ANNUAL ASSESSMENT

To the Managing Partner
Blackhill Advisors, LP

Attention: James Latimer

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessment and Payments General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Blackhill Advisors, LP (the "Partnership"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Partnership's compliance with the applicable instructions of Form SIPC-7. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not; conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 13, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Blackhill Advisors, L.P.
2651 N. Harwood St.
Suite 120
Dallas, TX 75201-1545
FINRA 116423
SEC 8-53544

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James R. Latimer III; 214-382-3750

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 4,609

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,497)
July 15, 2014
Date Paid

C. Less prior overpayment applied (180)

D. Assessment balance due or (overpayment) 1,932

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,932

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,932

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Blackhill Advisors, L.P.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Director / CEO
(Title)

Dated the 7th day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,843,486
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,843,486
2e. General Assessment @ .0025	$ 4,609

(to page 1, line 2.A.)